40-33

Branch 18
811-00859

MFS INVESTMENT MANAGEMENT

MFS Investment Management
500 Boylston Street, Boston, MA 02116-3741
617.954.5000 mfs.com

DIRECT 617.954.5084 / FACSIMILE 617.954.7795

MATTHEW A. STOWE
Assistant Vice President and Senior Counsel

SEC
Mail Processing
Section

JUL 31 2008

Washington, DC
101

July 30, 2008

PROCESSED
AUG 21 2008
THOMSON REUTERS

FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Smith v. MFS Investment Management, et al.

Dear Sir/Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of a private securities action filed against Massachusetts Financial Services Co. d/b/a MFS Investment Management and MFS Fund Distributors, Inc. The lawsuit, captioned Smith v. MFS Investment Management, et al., No. 08-01407-ARC (W.D. Penn.), was filed July 28, 2008.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only. For more information, MFS's SEC file number is 801-17352.

Please acknowledge receipt of this letter and its enclosure by date-stamping the enclosed duplicate copy letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Matthew A. Stowe

MAS/dmm
Enclosures
cc: David C. Smith w/enclosure
#130923 v1

[redacted]

08017122

UNITED STATES DISTRICT COURT
FOR THE MIDDLE DISTRICT OF PENNSYLVANIA

Christine A. Smith, on behalf of herself and all others similarly situated, Plaintiff, v. MFS Investment Management, Massachusetts Financial Services Co. and MFS Fund Distributors, Inc., Defendants.	Civil Action No. ___________ **CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED** **ELECTRONICALLY FILED**

CLASS ACTION COMPLAINT

Plaintiff, on behalf of herself and all others similarly situated, by her undersigned attorneys, alleges the following upon personal knowledge as to herself and her acts and upon information and belief as to all other matters, based upon the investigation of counsel, which is predicated upon, among other things, a review of public filings, press releases, articles in the general press, the financial press, and on wire services, and other publicly available information.

INTRODUCTION

1. This is a securities class action brought on behalf of a class consisting of all persons who, during the period July 28, 2003 through the present (the "Class Period"), purchased class A shares of certain multi-class MFS stock mutual funds (the "MFS Funds" or "Funds")[1] in the aggregate amount of less than $50,000 (the "Class"). In furtherance of a concerted scheme to defraud investors while reaping excessive profits for themselves, defendants MFS Investment Management, Massachusetts Financial Services Co., and MFS Funds Distributors, Inc. omitted

[1] A list of the MFS Funds at issue in this Complaint is attached hereto as Exhibit 1.

material information from the prospectuses for the Funds disseminated during the Class Period. These prospectuses, and the material omissions therefrom, were designed to falsely present class A shares as the best performing share class for the long-term, causing the plaintiff and the Class members to purchase class A shares, when class B and/or C shares would have been their best investment choice for any holding period.

2. The Funds' three principal classes of shares are designated as class A, class B and class C. Each class invests in the same pool of securities and has the same investment objectives. The classes differ, however, with respect to their fee and expense structures, which create differences in performance results. Investors in class A shares pay an upfront sales commission, or "front-end load," that is deducted from their initial investment amount. Investors in classes B and C shares do not pay a front-end load, and will therefore have a larger percentage of their initial investment invested. Class B and C shareholders are, however, charged higher annual operating expenses than class A shareholders.

3. In furtherance of a centralized, directed, and concerted scheme to mislead and defraud Class members, defendants disseminated prospectuses during the Class Period that omitted material information regarding the performance of class A shares, as compared to classes B or C shares, in contravention of their disclosure obligations. These material omissions were designed to portray long-term investments in class A shares as better performing than similar investments in either classes B or C shares, even though for investments under $50,000, class A shares were *never* in the best interest of any rational investor for any holding period.

4. Knowing that sales of class A shares in amounts under $50,000 were much more profitable for defendants than sales of either class B or class C shares in the same investment amounts, defendants promoted the Funds as mutual funds for "long-term shareholders," further

detailing that they were not intended to serve as vehicles for "frequent trading."[2] Accordingly, defendants misleadingly promoted class A shares as the best share choice for the long-term. However, the Fund prospectuses are misleading absent additional material information regarding, among other things, the relative account values of investments in each share class. Such information would demonstrate that, for investments totaling less than $50,000, class A shares never have the highest account values regardless of the holding period and, for most holding periods, actually have the lowest. If defendants had disclosed all material information, no rational investor who was investing amounts up to $50,000 would have purchased class A shares during the Class Period for any anticipated holding period.

5. Defendants' failure to disclose this material information caused plaintiff and other Class members to purchase class A shares when class B or class C shares would have been their best investment, thereby allowing defendants to earn excessive profits while the plaintiff and other Class members suffered decreased returns on their investments. In fact, as a result of the improper sales of class A MFS Fund shares in aggregate amounts under $50,000 during the Class Period, it is estimated that plaintiff and the Class suffered decreased account values of at least $450 million, and that defendants reaped at least $250 million in excess profits.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331, 1337.

7. Venue is proper in this district pursuant to Section 27 of the Exchange Act and 28 U.S.C. § 1391. Plaintiff resides in this district and many of the acts charged herein, including the

[2] *See, e.g.*, Prospectus for the MFS Capital Opportunities Fund, dated April 1, 2007 at pages 32 through 35.

solicitation of business and the making of material omissions in the Fund prospectuses, occurred in substantial part in this district.

8. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

A. Plaintiff

9. Plaintiff Christine A. Smith (formerly Christine A. Prizzell) is an individual residing in Moscow, Pennsylvania, and is a member of the Class. Plaintiff suffered damages as a result of defendants' conduct alleged herein.

B. Defendants

10. MFS Investment Management ("MFS Investments") is a comprehensive investment management company, offering a variety of financial products and services to retail customers, institutional investors, and insurance companies. As of July 8, 2008, MFS Investments managed over $190 billion in assets for over five million individual and institutional accounts around the world. MFS Investments and its affiliates are sponsors of nearly 70 mutual funds, including domestic and international stock and bond funds. MFS Investments is located at 500 Bolyston Street, Boston, Massachusetts 02116.

11. Massachusetts Financial Services Company ("MFS Financial"), a wholly-owned subsidiary of MFS Investments, is the investment adviser to, and the administrator of, the MFS Funds. It is responsible for managing the MFS Funds' investments, executing transactions and providing related administrative services and facilities, for which it is paid a management fee by

the MFS Funds, expressed as a percentage of the Funds' average daily net assets. In its role as administrator, MFS Financial provides the Funds with certain financial, legal and other administrative services for which it paid an annual fee by the Funds. MFS Financial is also located at 500 Bolyston Street, Boston, Massachusetts 02116.

12. MFS Fund Distributors, Inc. ("MFD"), a wholly owned subsidiary of MFS, markets and sells shares of the MFS Funds as the Funds' principal underwriter. MFD receives part of the sales loads that are paid by investors in the Funds. MFD is also located at 500 Bolyston Street, Boston, Massachusetts 02116.

13. During the Class Period, the defendants controlled the contents and were involved in the preparation, drafting, review and dissemination of prospectuses, registration statements, semiannual reports and annual reports for the MFS Funds. In so doing, defendants knew or recklessly disregarded that the disclosures therein omitted material information, and nevertheless approved and/or ratified those incomplete and misleading disclosures in violation of the federal securities laws. It is appropriate to treat defendants as a group for pleading purposes under the federal securities laws and the Federal Rules of Civil Procedure, and to presume that the fraudulent scheme alleged herein was made possible through the collective actions of defendants.

REGULATION OF THE MUTUAL FUND INDUSTRY

14. A mutual fund is a type of open-end management investment company that holds a portfolio of securities. In the United States, the Securities and Exchange Commission ("SEC") is the primary regulator of investment companies and the investment advisers who manage the portfolios of registered investment companies. The Investment Company Act of 1940 (the "ICA"), along with the rules and regulations promulgated thereunder, is the primary law that governs investment companies and the Investment Advisers Act of 1940 is the federal law that

regulates investment advisers. In addition, mutual funds that offer and sell their shares to the public are subject to the Securities Act of 1933 ("Securities Act"), the Exchange Act, and the various rules and regulations adopted by the SEC thereunder.

15. To file an initial registration statement under the ICA or the Securities Act, a mutual fund must use SEC Form N-1A, which sets forth the baseline disclosures that a registration statement must contain. The first part of a registration statement is the prospectus, which includes the information required by Section 10(a) of the Securities Act. According to Form N-1A, the purpose of a prospectus is to provide an investor with the information necessary to make an informed decision about purchasing shares of a fund.

16. According to the SEC, a mutual fund prospectus "should clearly disclose the fundamental characteristics and investment risks" of the fund so that an average investor, unsophisticated in legal or financial matters, is able to compare and contrast it to other funds and to evaluate whether to purchase its shares. The prospectus must provide a "balanced disclosure of positive and negative factors" using "concise, straightforward, and easy to understand language" and should employ "design techniques that promote effective communication" between the fund and prospective investors. According to section C.1.(d) of the instructions to Form N-1A, the prospectus requirements allow for variance in disclosure or presentation depending on the circumstances, while remaining consistent with the Form's objectives.

17. Collectively, these laws require mutual fund registration statements and prospectuses to contain extensive disclosures about the fund company, the securities being offered and the fund's investment manager. In addition to such specific disclosures, these laws further require mutual funds to disclose all material facts necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

18. "Multi-class" mutual funds, such as the MFS Funds, offer for sale different types of shares, or "classes." The multi-class structure was first introduced to the United States in 1988, when the SEC granted an exemptive order to Merrill Lynch, allowing it to offer multiple classes of stock representing interests in a single portfolio. In 1995, the SEC adopted Rule 18f-3, a uniform exemptive rule under the ICA that permits registered open-end management investment companies to issue more than one class of voting stock. The multi-class system was intended to increase investor choice without raising investor costs, encourage financial intermediaries to sell mutual fund shares by compensating them with a portion of the fees paid by investors, and simultaneously reduce the overall costs to investors by increasing the asset bases of mutual funds. With greater choice, however, came greater complexity and greater confusion among investors, while mutual fund companies were provided with increased avenues for deceptive sales practices.

19. In the last few years, many mutual fund companies and broker/dealers ("B/Ds") have come under the scrutiny of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers) and the SEC for selling class B shares in large investment amounts, *i.e.*, $100,000 or more, where similar investments in class A shares would probably have allowed the investors to qualify for breakpoint discounts on the front-end loads charged for class A share purchases, resulting in less costly investments and better investor returns. These investigations also exposed instances where conflicts of interest and improper sales practices with respect to sales of class B shares in large amounts resulted in investors paying unnecessary fees and expenses, and B/Ds and registered representatives realizing higher profits and commissions.[3]

[3] In recent years, investors have also filed civil lawsuits against fund companies and B/Ds for promoting large sales of class B shares without disclosing to investors that such sales would result in the payment of unnecessary fees.

20. In a knee-jerk reaction to this regulatory scrutiny and ensuing wave of enforcement actions, many mutual funds imposed limits on the amount of money that may be invested in class B shares, or have eliminated class B shares altogether. These measures had a powerful effect on adviser and investor behavior. According to Financial Research Corporation, during the two-year period from 2004 through 2005, net fund inflows to class A shares totaled $138 billion, while net fund outflows from class B shares totaled $115 billion. Stated simply, class B shares are rarely sold in today's market.

21. Accordingly, and under the guise of protecting investors through prophylactic limits on sales of class B shares, this regulatory backdrop provided investment companies like MFS with the opportunity to increase their revenue streams. They did so by promoting class A shares even though, as a matter of mathematical fact, for investments in the MFS Stock Funds in aggregate amounts under $50,000, *i.e.*, before the first breakpoint discount, class A shares are never an investor's best choice. In fact, they are often the worst investment choice. MFS specifically took advantage of the opportunity to promote class A shares to the detriment of investors by discouraging the purchase and sale of class B shares through draconian text in the Fund prospectuses that mischaracterizes the relative merits of the much-maligned class B shares and class C shares, while touting the purported superiority of class A shares for long-term investors.

Unlike those cases, plaintiff here alleges that MFS engaged in a continuous and systematic scheme to increase its own profits to the detriment of plaintiff and the Class members by concealing the fact that, for small investments, *i.e.*, under $50,000, the purchase of class A shares is never the best investment choice, and is likely the worst investment choice for investors for all holding periods and any return scenario.

THE MFS FUNDS

22. The MFS Funds are multi-class mutual funds offered by MFS and its affiliates. Shares in the Funds are marketed to individual investors throughout the United States through B/Ds and other financial intermediaries.

23. Defendant MFS serves as the Funds' manager and is responsible for administering the assets and operations of the Funds. MFD acts as an agent for the Funds to work with the investment professionals that buy and/or sell shares of the Fund on behalf of their clients. MFD also distributes the Fund shares, collects the sales loads and the service and/or distribution fees paid by investors, and pays sales and service compensation to the institutions that sell the Funds' shares and service its shareholder accounts.

24. Defendants operate the MFS Funds pursuant to a common set of policies and practices, including rules regarding the purchase and redemption of shares. Defendants market the MFS Funds to investors in the same manner and through the use of highly similar prospectuses that are virtually identical with respect to the material omissions alleged herein. Defendants engaged in the same deceptive practices regarding the marketing and sale of class A shares that give rise to this action for all of the Funds.

25. The primary classes of shares offered by each MFS Fund are designated as class A, class B and class C shares. The different classes within any one Fund possess a common investment objective and represent the same interest in the Fund's portfolio. The classes differ with respect to their load and fee structures and the manner and amount by which B/Ds are compensated for selling shares of the class. The offering price for a share of each class of the Funds is equal to the share's net asset value ("NAV") plus, in the case of class A shares, any applicable front-end load.

26. The applicable fees and expenses that an MFS investor might pay if he or she were to purchase shares of the Funds are set forth in the fee table ("Fee Table") and example of expenses ("Expense Example") included in the Fees and Expenses section of each Fund prospectus.

27. Investors in class A shares of the MFS Funds are charged a front-end sales load, expressed as a percentage of the offering price, that is deducted directly from the investor's initial investment. According to the Fund prospectuses, the maximum front-end load that a purchaser of class A shares could pay is 5.75%, which applies to sales under $50,000. As the amount of an initial investment in class A shares increases to certain levels, or "breakpoints," investors are offered percentage discounts on the front-end loads.

28. Investors in class B or class C shares of the MFS Funds do not pay a front-end load, but may be required to pay a back-end load, also referred to as a contingent deferred sales charge ("CDSC"), if they redeem their shares within a certain period of time. The CDSC, which is expressed as a percentage of the lesser of the original purchase price or the redemption proceeds, gradually declines over the life of the investment and is altogether eliminated after a certain number of years. With class B shares, the maximum CDSC an investor in a MFS Fund might be charged is 5.00%. Due to myriad CDSC waivers, such as for death, disability, required IRA distributions, dividend and/or systematic withdrawals, however, most redeemed B shares are assessed no CDSC, or a nominal one, even if they are redeemed early. With class C shares, the maximum CDSC is 1.00%.

29. The amount of annual operating expenses charged to investors in the Funds, as set forth in the Fee Tables, also differs depending on the class of shares purchased. These expenses, expressed as a percentage of a share class's NAV, are made up management fees, distribution

and/or service fees (referred to as "12b-1 fees"), and other miscellaneous expenses associated with investing in the Funds.

30. Investors in class A shares are charged lower 12b-1 fees, and thus lower total operating expenses, than investors in either class B or class C shares of the MFS Funds. After a prescribed holding period, however, class B shares automatically convert (or "flip") to class A shares, resulting in payment by the class B investor of the reduced operating expenses associated with class A shares.

31. The Expense Examples in the Fund prospectuses are intended to assist prospective investors in comparing the costs of a particular Fund with the costs of another fund or, much more commonly, to compare the costs of the Fund's *own* share classes: *i.e.*, to compare the costs of its class A shares with its class B or class C shares. The Expense Examples set forth the estimated costs an investor who makes a $10,000 investment would incur, assuming a 5% annual return, and are broken down by share class and holding period.

32. Shares of the MFS Funds are sold to investors by registered representatives who work for B/Ds, such as Merrill Lynch, UBS, Morgan Stanley, and Ameriprise. Mechanically, a fund firm, like MFS, compensates the B/Ds directly. In turn, the B/Ds share that compensation with the registered representatives for their services. The amount and source of this compensation varies by the class of shares sold. With class A shares, B/Ds receive as compensation a portion of the front-end load paid by investors. Since investors do not pay a front-end load upon the purchase of class B or class C shares, MFS compensates the B/Ds directly out of MFS's own resources upon the sales of such shares. Accordingly, it is in MFS's economic interest to sell class A shares rather than shares of classes B or C.

33. The difference in how MFS finances the payments to B/Ds, and thus to registered representatives, among the share classes leads to very different profitability outcomes for MFS. In general, for most actual situations, in amounts under $50,000, MFS earns far higher profits on sales of class A shares of the Funds than on sales of either class B or class C shares. For example, MFS often earns 15% to 50% more on class A shares than on classes B or C shares. Because MFS earns more with class A shares than with classes B or C shares, for most actual holding periods, they have an undisclosed structural conflict of interest: *i.e.*, they have a large financial incentive to sell class A shares over classes B and/or C shares, though B and/or C shares are ***always*** better for clients in amounts under $50,000.

34. The profit incentive that MFS creates for itself manifests in higher payments to B/Ds and, thus, to registered representatives, from sales of class A shares in small investment amounts than from sales of either class B or class C shares. Specifically, MFS encourages sales of its class A shares by paying substantially higher commission rates. In fact, in the first year of a MFS Fund trade under $50,000, MFS pays approximately 5.25% (5% of the 5.75% load plus a 0.25% trail commission) for a sale of class A shares, and just 4% for a sale of class B shares. Accordingly, registered representatives are paid 31% more to sell class A shares than class B shares. For example, using a common trade of $40,000, in year one, a registered representative earns approximately $500 more with class A shares. Moreover, gross commissions are roughly $2,100 for class A shares, and just $1,600 for class B shares. For class C shares, the B/D earns just $400 in year one, though this number increases over the long term.

35. B/Ds and their registered representatives are affected by the substantial inducement to sell class A shares, as outlined above. The fact that B/Ds in general sell more class A shares than is appropriate is born out by empirical data from leading industry sources. As a

result, and to the detriment of investors, account values for those investors are unnecessarily low and, to the benefit of fund firms, profits are inappropriately high. According to the Investment Company Institute ("ICI"), the trade group for the mutual fund industry, class B share sales, relative to the combined sales of classes A, B, and C shares, dropped nearly 80% between 2000 and 2006, from roughly 25% to roughly 5%. Importantly, the vast majority of such load fund sales at any one fund firm are in aggregate amounts below $50,000.

THE MATERIAL OMISSIONS FROM THE MFS FUND PROSPECTUSES

36. In furtherance of a centralized, directed, and concerted scheme to mislead and defraud Class members, defendants disseminated prospectuses containing incorrect, incomplete and misleading information. As a result, Class members could not rely on the prospectuses to determine which class of shares to purchase. In fact, the disclosures in the Fund prospectuses served only to drive Class members away from purchasing the more appropriate class B and/or class C shares and into purchasing the lower performing – but higher profit for defendants – class A shares.

37. According to the prospectuses, the MFS Funds are designed for "long-term shareholders" and are not intended to serve as vehicles for trading in response to short-term market swings. The prospectuses state that excessive, short-term trading practices ("frequent trading") may disrupt management of the Funds, raise their expenses, and harm long-term shareholders. Moreover, the prospectuses at issue present class A shares as charging the highest expenses, as compared to class B or C shares, for shorter holding periods. The material omissions described herein served to reinforce the misconception that class A shares are appropriate for long-term investors, to the detriment of the plaintiff and other Class members.

38. Significantly, the material omissions from the Fund prospectuses regarding the performance of class A shares, as compared to classes B or C shares, were designed to portray

investments in class A shares as lucrative, *long-term investments,* as compared to classes B or C, even though for investments under $50,000, *i.e.*, those made by members of the Class, class A shares were never in the best interest of any rational investor for any holding period, whether short-term or long-term.

I. The Misleading Disclosures in the Fund Prospectuses Regarding Investor Costs

39. The disclosures about investor costs in the prospectuses for the MFS Funds are misleading in the absence of additional material information regarding the relative account values of each share class. While depicting class A shares as the least expensive share class for long-term investments, defendants omitted material information regarding the relative account values of class A shares, as compared to class B and C shares, which information any rational investor would have found important in deciding which class of Fund shares to purchase.

40. For example, the Fee Table in the January 1, 2008 MFS Core Equity Fund prospectus presents class A shares as the least expensive share class stating, in part:[4]

Annual Fund Operating Expenses (expenses that are deducted from fund assets)	**Class A**	**Class B**	**Class C**
Management Fee..	0.59%	0.59%	0.59%
Distribution and/or Service (12b-1) Fees.................	0.35%	1.00%	1.00%
Other Expenses..	0.31%	0.31%	0.31%
Fee Reductions	(0.04)%	0.04%	0.04%
Net Expenses...	1.21%	1.86%	1.86%

41. Moreover, the Expense Example in that prospectus describes the estimated expenses, including commissions, that an investor who invests $10,000 at a 5% rate of return would incur, if they were to redeem all of the shares at the end of specified holding periods, as follows:

[4] Attached hereto as Exhibit 2 are pages 8 through 10 of the January 1, 2008 prospectus for the MFS Core Equity Fund, setting forth the Fund's Fee Table and Expense Example.

Share Class	1 Years	3 Years	5 Years	10 Years
Class A Shares	$691	$945	$1,218	$1,996
Class B Shares	$589	$893	$1,223	$2,050
Class C Shares	$289	$593	$1,023	$2,219

42. According to the disclosures in paragraphs 40 and 41 above, class A shares have the lowest annual operating expense of the three principal share classes. They also impose lower total costs than class B shares after five and ten year holding periods, and lower costs than class C shares after ten years. Without additional information • •which is not provided by any MFS Fund prospectus • •these representations imply that class A shares represent a better long-term choice than either class B or class C shares. As described herein, however, and for investments under $50,000, this is simply not the case. In fact, the opposite is true: class A shares *never* are the best investment choice for Class members out of the three classes regardless of return or holding period and, for the first nine years of such investments, would *always be the worst investment choice.*

43. The Financial Highlights sections of the Fund prospectuses are also designed to present class A shares as the superior investment choice. For example, the January 1, 2008 prospectus (pages 36 through 38) for the MFS Core Equity Fund presents the total returns as highest for class A shares, as compared to class B or class C shares.

44. Accordingly, the share class returns for 2003 through 2007 are stated as follows:

Class	Years Ended 8/31				
	2007	2006	2005	2004	2003
A	17.26%	6.25%	16.48%	9.88%	11.67%
B	16.49	5.60	15.77	9.12	11.04
C	16.50	5.56	15.76	9.16	10.99

45. MFS designed these financial highlights tables to showcase class A shares as the share class with the highest past returns for each of the past five years and, therefore, as the best

performing share. The tables, however, fail to provide relevant and material information to make these statements not misleading. Significantly, while the prospectuses state that the returns do not consider the applicable sales loads, these tables are effectively useless without accounting for the relevant loads, or providing necessary, important context. Furthermore, the financial highlights tables do not account for the conversion of class B shares to class A shares after a specified holding period, and fail to disclose that this conversion is *not* taken into account. If, however, the B-share-to-A-share conversion were taken into account, along with applicable sales loads and CDSCs, Class members would have known that, for any holding periods beyond five years, total returns for class B shares are, in fact, higher than for class A shares. Without this additional information, the financial highlights tables are misleading, serving only to promote class A shares to the detriment of Class members whose best investment choice would have been to purchase class B or C shares.

46. By contrast, other fund firms construct their prospectus tables in a way that is not misleading. For example, Vanguard is a huge fund firm that offers various no-load share classes, and which discloses all relevant information in the financial highlights sections of its prospectuses. First Eagle sells, among other load funds, the $22 ***billion*** Global Fund. First Eagle also discloses all relevant information in its financial highlights sections, whereas defendants deliberately or recklessly choose not to.

47. Defendants also take the opportunity to depict class A shares as the least expensive and best performing share in the "Sales Compensation" sections of the Fund prospectuses. These sections are intended to describe the sales and service compensation defendants pay to the financial institutions that sell the Funds' shares and service their shareholder accounts. For example, the January 1, 2008 prospectus for the MFS Core Equity

Fund, on page 20, using language similar to that used in the other MFS Fund prospectuses, with respect to "Distribution and Services Fees", states:

Class	Maximum Distribution Fee	Maximum Service Fee	Maximum Total Distribution and Service Fee
Class A	0.10%	0.25%	0.35%
Class B	0.75%	0.25%	1.00%
Class C	0.75%	0.25%	1.00%

> These fees are paid out of fund assets of the applicable class of shares. Because these fees are an ongoing expense of the fund, they increase the cost of your investment over time and may cost you more than other types of sales charges.

48. This table again serves to inappropriately suggest to Class members that class A shares represent a less expensive and therefore better investment choice than either class B or class C shares. As explained below, however, and because of the effect of sales loads on performance results, for investments under $50,000, Class A shares are never the best investment choice, regardless of return or holding period.

II. The Material Information Omitted from the Fund Prospectuses

49. Contrary to defendants' prospectus disclosures, the share class with the lowest represented expenses • •the class A share • •does not equate to higher account values, or higher returns, to Class members in any of the MFS Stock Funds. In fact, class A shares, for investments totaling less than $50,000, never generate the highest account values and, for most holding periods, actually generate the lowest. As a result, during the Class Period, class A shares were *never the best* investment choice for Class members out of the three share classes and, for the first nine years of such investments, would *always be the worst* investment choice.

50. The statements described in Section I above are misleading in the absence of additional information. The missing, material information relates to the relative account values of each share class for the same one, three, five and ten year holding periods, 5% return, and $10,000 investment for which the MFS prospectuses set forth fees and expenses. Without these

additional disclosures, the Fund prospectuses serve only to drive Class members away from purchasing the purportedly higher-cost class B and/or class C shares, and into purchasing the purportedly lower-cost class A shares. This serves only to provide defendants with greater profits, and the Class members with lower account values.

51. To make the Fund prospectuses not misleading, defendants needed to include a table, structured similarly to the Expense Example provided in paragraph 41 above, setting forth the respective account values for each share class, based on the same $10,000 investment, 5% return, and one, three, five and ten year holding periods. For shares offered pursuant to the February 1, 2007 MFS Core Equity Fund prospectus, assuming the shares were redeemed after each of the specified holding periods, such a table would have provided:[5]

Account Values for MFS Core Equity Fund

	Year 1	Year 3	Year 5	Year 10
Class A				
Account Value	$9,777	$10,522	$11,323	$13,603
Total Fees and Expenses	$691	$937	$1,201	$1,953
Class B				
Account Value	$9,907	$10,648	$11,429	$13,701
Total Fees and Expenses	$589	$884	$1,204	$2,003
Class C				
Account Value	$10,207	$10,948	$11,629	$13,524
Total Fees and Expenses	$289	$584	$1,004	$2,171

52. According to this table, the best and worst performing share class for the specified holding periods, based on account values, are:

End of Year	**1**	**3**	**5**	**10**
Best Share	C	C	C	B
Worst Share	A	A	A	C

[5] Exhibit 3 provides a table showing the respective account values for A, B, and C shares of the MFS Core Equity Fund offered pursuant to the current January 1, 2008 prospectus for all holding periods between one and ten years, based on a $10,000 investment and 5% return. Exhibit 4 provides a similar table using data from the April 1, 2003 prospectus for the MFS Capital Opportunities Fund, which was then-current near the start of the Class Period.

53. As is evident from the above tables, for investments under $50,000 in one or more of the MFS Funds during the Class Period:

(a) Investments in class B shares result in higher account values than in class A shares for *all* holding periods;

(b) Investments in class C shares result in higher account values than in class A shares for one, three and five year holding periods (and, in fact, for years one through nine);

(c) Investments in class A shares result in the *lowest* account values of the three share classes for one, three and five year periods (and, in fact, through year nine); and

(d) Investments in class A shares result in account values that are *never the highest for any possible holding period.*

54. The differences in account values between the classes of shares of the MFS Funds, as provided in the account values example set forth in paragraph 50 above, resulted in enormous losses for the Class members, which totaled over $450 million during the Class Period, and excess profits by MFS. Plaintiff estimates that these excess profits totaled over $250 million. Because the underlying investments for each share of a fund are in the same pool of securities, these figures are easily traceable to the choices made by Class members, based on defendants' material omissions from the Fund prospectuses. Had Class members purchased class B or class C shares instead of class A, these excess profits would not have been earned.

55. The account values tables were necessary to make defendants' statements about investor costs in the Fund prospectuses not misleading. If the tables had been included, Class members would have known that, for investments under $50,000, whether for the short-term or long-term, class A's lower annual expenses *never* would overcome the effect of the initial 5.75% sales load payable with the purchase of class A shares. Therefore, class A shares would never be

the best performing share class. With this additional information, plaintiff and Class members would have understood the value of their investment, depending on the class of shares purchased and the potential holding period. MFS did not disclose these essential facts to investors, though necessary in light of the misleading statements they made in the prospectuses.

56. In stark contrast to the MFS Funds, the load and fee structures of other mutual funds are set up in such a way that investor cost *is* a proxy for account value. In other words, for various other mutual funds, lower-cost class A shares *do* represent a better long-term investment than the higher-cost class B or C shares for small investment amounts. Investors in those funds, unlike investors in the MFS Funds, *can* therefore rely solely on the Fee Tables, Expense Examples and other cost disclosures contained in the prospectuses for those funds.

57. Alliance Bernstein, a very large and well-known fund firm, is a good example. The November 1, 2006 Alliance Bernstein Growth Fund prospectus states that its class A shares • •like class A shares of MFS Funds • •carry the lowest annual operating expense of classes A, B and C and, if redeemed, are less expensive than B shares after five and ten years and C shares after ten years.[6] Unlike the MFS Funds, however, with the Alliance Bernstein funds, sales loads and annual expenses are structured so that lower cost *does* correspond to higher account value. For instance, the sales load for small class A trades is 5.75% for MFS stock funds but only 4.25% for the Alliance Bernstein Growth Fund. Thus, the investor cost disclosures in the Alliance Bernstein prospectuses discussed above are sufficient for prospective investors to make fully-informed investment decisions without the additional disclosures about account values.[7]

---

[6] Attached hereto as Exhibit 5 are pages 26 and 28 of the November 1, 2006 prospectus for the Alliance Bernstein Growth Fund, setting forth the annual fund operating expense table and expense examples.

[7] Attached hereto as Exhibit 6 is a table showing the relative account values of classes A, B and C shares of the Alliance Bernstein Growth Fund offered pursuant to the November 1, 2006 prospectus for all holding periods between one and ten years, based on a $10,000 investment and 5% rate of return.

Significantly, Alliance Bernstein demonstrates that fund firms are capable of appropriately disclosing share class information in their prospectuses if they so choose.

58. Unlike Alliance Bernstein, MFS did not design the fee and expense structures for the Funds such that lower cost equates to higher account value. Therefore, MFS was required, per section C.1(d) of SEC Form N-1A, to include information about relative account values in its prospectuses. Unlike other fund firms such as Alliance Bernstein, it was impossible for plaintiff and the Class members to make fully-informed investment decisions during the Class Period on the basis of the information disclosed in the Fund prospectuses, without additional disclosures about the values of the prospective investments.

59. By materially misstating that class A shares represent the best long-term investment and failing to disclose material information about the relative account values of investments in the principal share classes, defendants purposely misled plaintiff and the Class members into purchasing the wrong share class. By purchasing class A shares of the MFS Funds, plaintiff and Class members suffered reduced account values and, for those Class members who sold their class A shares during the Class Period, lower redemption proceeds, than had they invested in class B and/or class C shares. In fact, for the previously-stated $40,000 trade, the difference after five years is nearly $1,400 in lost account value. For comparative purposes, this harm is several times greater, on a trade-size-equivalent basis, than the harm incurred by mutual fund investors who were victimized by the missed breakpoint or late day trading scandals that were high profile a few years ago.

60. MFS Fund prospectuses are silent with regard to the known (to defendants) fact that cost is not a proxy for account value. This omission carries large, material consequences. Without such disclosure, in looking at the Fund prospectuses, Class members are left to rely on a

Fee and Expense Table and Example, and other disclosures, that collectively point to class A shares. As a result, Class members were led to purchase the wrong share class.

III. MFS Failed to Disclose the Structural and Systematic Conflicts of Interest with Investors

61. As alleged herein, throughout the Class Period, MFS marketed its class A shares as low cost, long-term investments at all investment levels, even though class A shares were never an investor's best choice for investments under $50,000. As set forth in paragraph 33, defendants were motivated to sell class A shares, to the detriment of plaintiff and the Class, because defendants received the greatest profits with sales of class A shares.[8] The Fund prospectuses make no mention of this actual • not merely possible • profit differential, and the conflicts of interest that it created.

62. Moreover, since MFS realized increased profits with the sale of class A shares to members of the Class, it crafted B/D commission arrangements that encouraged the sale of class A shares over class B or class C shares. MFS did not adequately disclose these arrangements in the Fund prospectuses, nor the additional conflicts of interest that resulted. In sharp contrast, MFS clearly disclosed purported conflicts-of-interest inherent in its "shelf space" arrangements with B/Ds. Hence, MFS knows to disclose a profit-driven conflict like the one described herein. For example, the February 1, 2006 prospectus states, in part, at the end of Section V: Description of Share Classes:

> MFD may make payments to financial intermediaries that provide marketing support to MFD with respect to fund shares sold or held through the financial

[8] This is particularly true since the typical mutual fund investor holds shares for an average of 3 to 5 years, as detailed by numerous studies and direct, derivative, and anecdotal evidence. For example, a 2005 *Dalbar* study found that the average holding period for mutual funds reached a 20-year high of 4.2 years in 2005. In the 3 to 5 year range, for small trades in normal market conditions, MFS almost always earns far higher profits with class A shares than with class C shares. The same is true for class B shares that are held, subject to a small CDSC, or not subject to one at all.

intermediary's distribution network....These payments may provide an additional incentive to financial intermediaries to actively promote the MFS funds or cooperate with MFD's promotional efforts. Depending on the arrangements in place at any particular time, a financial intermediary may have a financial incentive to recommend a particular fund or a particular share class.

63. In contrast, in the April 1, 2003 MFS Capital Opportunities Fund Prospectus, in Section V: Description of Share Classes, defendants make an illusory reference to adviser commissions, stating in part:

> The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support... your financial adviser. These annual...fees may equal up to 0.35% for class A shares...and 1.00% for each of class B and class C shares...and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges.

64. This section then establishes class A shares as having the lowest percentage of 12b-1 fees (0.35%) as compared to class B or C shares (1.00%). Importantly, this same text, or very similar, was found in each Fund prospectus from 2003 through 2006.

65. A reasonable investor who reads this disclosure would not have known that MFS's commission arrangements provided substantial financial incentives to B/Ds and their registered representatives to sell class A shares. In fact, in year one of every trade during the Class Period, MFS paid 31% more in commissions for sales of class A shares (5.25%) than for sales of class B shares (4.00%) and 425% more than for class C shares (1%). MFS failed to correct the misleading nature of this representation elsewhere in the Fund prospectuses in every year from 2003 through 2006. Of note, mutual fund differential payments of a far smaller magnitude (*i.e.*, 0.35%) have been found to be material. For example, the A-share-to-B-share pay differential of 1.25% at issue here (*i.e.*, 5.25% - 4.00%) is over three times larger than the 0.35% differential found to be material in *Siemers v. Wells Fargo & Co.*, No. C 05-04518 WHA, 2006 WL 2355411, at *7 (N.D. Cal., Aug. 14, 2006).

66. In the first year of a common $40,000 trade, a registered representative who sells MFS Funds receives commission and trail payments of approximately $2,100 for the sale of class A shares, $1,600 for class B shares, and $400 for class C shares. Any reasonable investor would consider the wide disparity in compensation to be material to his or her decision to buy such shares. In fact, sales volumes of MFS Funds for small trades clearly align with the commission payments just described: during the Class Period, the sales volume of MFS class A shares was far greater than the combined volume of class B and class C shares.[9] Moreover, approximately 75% of all purchases of MFS loaded fund shares by dollar volume - excluding load-waived shares, as with a 401(k) - when aggregated by household, are less than $50,000.

67. Unlike the MFS Funds, many other fund firms disclose fully, in the body of their prospectuses, the details of the commission arrangements between their firm and the financial firms that sell their shares, including the commission differences for selling each share class. For example, the "Sales Charges" section on pages 26 to 28 of the November 1, 2006 prospectus for American Funds' Growth Fund of America, provides in part:

> **Class A shares.** The initial sales charge you pay each time you buy Class A shares differs depending upon the amount you invest and may be reduced or eliminated for larger purchases as indicated below. The "offering price," the price you pay to buy shares, includes any applicable sales charge, which will be deducted directly from you investment. Shares acquired through reinvestment of dividends or capital gain distributions are not subject to an initial sales charge.

	Sales charge as percentage of:		
Investment	**Offering Price**	**Net amount invested**	**Dealer commission as a percentage of offering price**
Less than $25,000	5.75%	6.10%	5.00%
$25,000 but less than $50,000	5.00	5.26	4.25
$50,000 but less than $100,000	4.55	4.71	3.75
$100,000 but less than $250,000	3.50	3.63	2.75
$250,000 but less than $500,000	2.50	2.56	2.00
$500,000 but less than $750,000	2.00	2.04	1.60

[9] Similarly, in discussing the materiality of the defendants' omissions in *Siemers*, Judge Alsup stated: "If the payments were enough to drive sales, disclosure of them would have been material to an investor considering a broker's advice to buy those shares." *Id.* at *6.

$750,000 but less than $1 million	1.50	1.52	1.20
$1 million or more	none	none	none

***

Class B and C shares

Class B and C shares are sold without any initial sales charge. American Funds Distributors pays 4% of the amount invested to dealers who sell Class B shares and 1% to dealers who sell Class C shares.

For Class B shares, a contingent deferred sales charge may be applied to shares you sell within six years of purchase, as shown in the table below.

Contingent deferred sales charge on Class B shares

Year of redemption:	1	2	3	4	5	6	7+
Contingent deferred sales charge:	5%	4%	4%	3%	2%	1%	0%

For Class C shares, a contingent deferred sales charge of 1% applies if shares are sold within one year of purchase.[10]

68. This excerpt from the American Funds' Growth Fund of America prospectus clearly discloses to investors the manner and amount by which B/Ds are paid for selling each class of fund shares. Specifically, in the column describing class A shares headed, "Dealer commission as a percentage of offering price," investors are told the percentage of their initial investment in class A shares that will be paid out in commissions and are further informed that this percentage will vary depending on the amount of money invested. Similarly, investors are told the amount of commission dealers will receive directly from the fund company for selling classes B or C shares, expressed as a percentage of the initial investment amount (*i.e.*, 4% and 1%, respectively).

69. In stark contrast, for every year from 2002 through 2006, the corresponding sections in the MFS Fund prospectuses make no mention of year-one dealer commissions for the various share classes. For example, the "Description of Share Classes" section in the April 1, 2003 prospectus for the MFS Capital Opportunities Fund provides, in part:

[10] Exhibit 7 provides another example of prospectus text that clearly describes payments to financial intermediaries so that potential conflicts-of-interest can be easily evaluated (November 1, 2006 prospectus for the Alliance Bernstein Global Research Growth Fund, "Payments to Financial Advisors and Their Firms").

> If you purchase your fund shares through a financial advisers (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and services fees, or from MFS or MFD. These commissions or concessions are described in the SAI [Statement of Additional Information].

70. Taken together, the prospectus excerpts provided in paragraphs 62 and 69 above make no mention of the amount MFS pays it B/Ds and, thus the registered representatives, at the point of sale for selling Fund shares. Indeed, the prospectuses omit any disclosures regarding the important differences in dealer commissions depending on the class of shares purchased and the amount of money invested.

71. Therefore, the Fund prospectuses are misleading in that they imply – via material omissions – that there are no substantial pay-oriented conflicts of interest among the share classes. No reasonable investor would have been able to discern that registered representatives were more motivated to sell class A shares rather than either classes B or C shares. These undisclosed conflicts of interest are material since any reasonable investor would view them as having significantly altered the total mix of information important in making an investment decision. If additional material information had been included, Class members would immediately understand that the pay conflict encourages the B/Ds and their registered representatives to sell class A shares.

IV. The Performance Tables in the MFS Fund Prospectuses Misrepresent the Past Performances of the Different Share Classes

72. The Performance Tables in the MFS prospectuses disseminated during the Class Period fail to correct the misleading nature of the representations and omissions about fund costs described in sections I and II above. Further, consistent with the misleading cost disclosures regarding the superiority of class A shares, some Performance Tables wrongly imply that class A shares have the highest historical returns over time, as compared to class B or C shares.

73. As required by SEC Form N-1A, and as stated in the Fund prospectuses, Performance Tables are designed to show the average annual total returns for each share class over time, assuming the deduction of the maximum applicable sales loads and CDSCs and the reinvestment of distributions. The Performance Tables in the Fund prospectuses are, however, incomplete, false, and misleading and omit material information regarding historical returns.

74. For example, the Performance Table in the April 1, 2008 Massachusetts Investors Growth Stock Fund ("MIG") prospectus, ***MFS's largest growth fund***, provides in part:

Average Annual Total Returns (for Periods Ended December 31, 2007)

Share Class	**1 Year**	**5 Year**	**10 Years**
Returns Before Taxes			
A Shares, With Initial Sales Charge (5.75%)	5.09%	9.55%	4.35%
B Shares, With CDSC (Declining over 6 yea	6.69%	9.83%	4.28%
C Shares, With CDSC (1% for 12 Months)	9.75%	10.12%	4.28%

75. According to this table, class A shares produced higher investor returns after ten years than either class B or class C shares (4.35% vs. 4.28% and 4.28%). This is a false and misleading statement. In fact, using the 5.75% load for A shares, and noting that B shares convert to A shares after eight years, class A shares would have been the worst performer for most of the ten-year period and would never have produced returns higher than those of class B shares.

76. While purporting to aid investors in gauging share class suitability based on the past returns of each share class, this Performance Table fails to account for changes in B share fees; i.e., the B share conversion after eight years. Thus, the table is not reflective of actual fees. By including this table in a prospectus, MFS again presented class A shares as the best share class for long-term investors, a representation that defendants failed to correct elsewhere in the

prospectus. Had the conversion been calculated properly, after ten years the B share, not the A share, would have been shown as best based on return and, hence, account value.

77. With no reason to doubt the table, an investor would see only that class A shares outperformed both classes B and C shares by 0.07% per year over ten years and, thus, are the best long-term investment. Prospective investors did not realize that, in fact, the past performance for class A shares was never as good as the past performance for class B shares after considering the B-share-to-A-share conversion. (Exhibit 8 attached hereto presents the relevant portions of the Performance Table described herein.)

78. The Performance Table in paragraph 74 above also is misleading because it erroneously presents average annual returns for class B shares as being roughly equal to the returns for class C shares for the ten-year period. This is misleading because the 4.28% return for class B shares does not account for the automatic conversion of class B shares to class A shares after eight years. The conversion actually results in the average return for class B shares in all years *after* the conversion to be markedly higher than the return for class C shares. This material misstatement implies that classes B and C shares are equally suitable for longer holding periods, though class B shares are always the better performing long term share.

ADDITIONAL SCIENTER ALLEGATIONS

79. The fraudulent and reckless practices described above are particularly egregious given MFS's demonstrable knowledge of actual investor behavior. In fact, MFS "banks" on investors making a wrong investment choice by buying its class A shares in small investment amounts, based upon the misleading disclosures in the Fund prospectuses regarding the *apparent* lower cost of class A shares, as compared to class B or class C shares.

80. Approximately 98% of all mutual fund investors consider their investments to be long-term savings. (David J. Carter, *Mutual Fund Board and Shareholder Action*, 3 Vill. J. L. & Inv. Mgmt. 24 (2000).) As evidenced by empirical and statistical data, however, MFS knew that, despite their aspirational goals, Class members would not hold class A shares long term. Indeed, statistical and empirical evidence, including data in MFS's own audited financial records, suggests that investors typically *do not* hold funds for more than 3 to 5 years.

81. For example, the November 30, 2003 MFS Massachusetts Investors Growth Stock Fund Annual Report, at pages 25 and 43, contains audited financials. For the year ending November 30, which was near the start of the Class Period, it shows that redemptions totaled $10.6 billion and assets averaged $10.6 billion. This 100% redemption ratio (10.6/10.6) implies an average investor holding period of approximately 1.0 years (1/1.00). For the year ended November 30, 2007, the most recent year for which audited data is available, and which is near the end of the Class Period, redemptions totaled $2.9 billion and assets averaged $5.8 billion (at pages 37 and 19, respectively). This 50% redemption ratio (2.9/5.8) implies an average investor holding period of just 2.0 years (1/.5).

82. For the four-year period (2003 through 2007), the asset-weighted redemption ratio averaged roughly 74%, implying an average holding period of just 1.35 years. Holding periods for other MFS Funds, in the aggregate, for the same period, were of similar magnitude. For example, redemptions and assets for the MFS Core Equity Fund were $104 million and $244 million for the year ended August 30, 2006, the last year before it acquired the Capital Opportunities Fund. The implied redemption rate and holding period were 43% and 2.3 years. These figures are from the August 31, 2007 Core Equity Fund Annual Report, pages 23 and 40.

83. Accordingly, MFS knew that this average holding period was less than the industry average of 4.6 years (*see* ICI Fact Book at p. 117), and substantially shorter than what nearly all mutual fund investors consider to be their time horizon when investing in mutual funds.

84. Thus, MFS had actual and constructive knowledge of the actual redemption rates for the Funds which, along with fund management fees, are critical to fund executives and fund boards of directors. In fact, any change in redemption rates has an enormous impact on fund firm profitability. Without knowing the redemption rate for each fund, a firm cannot accurately budget or, for all practical purposes, responsibly operate (consistent with its duties to its shareholders).

85. Despite defendants' knowledge of investor behavior, MFS marketed and represented class A shares through materially misleading text in the Fund prospectuses that promoted class A shares as proper investments for the long-term. MFS implemented and perpetrated this fraudulent and reckless scheme by discouraging the purchase and sale of class B and C shares through disclosures in the Fund prospectuses that mischaracterize the relative merits of class B and C shares for Class members, while knowingly misrepresenting the propriety of class A shares to make them look more attractive, thereby manipulating Class members.

86. MFS's knowing, fraudulent and reckless "banking" on investors not choosing the right mutual fund share class, through incomplete and misleading prospectus disclosures, flies in the face of the very purposes for the SEC's creation of Rule 18f-3 (allowing multiple fund classes). Compliance with 18f-3 here would have resulted in more MFS B share and C share purchases by the Class, which has not occurred. Indeed, MFS's scheme, which was designed to

cause Class members to purchase the wrong share class, makes Rule 18f-3's emphasis on the responsibilities of fund boards of directors to establish and *monitor* allocation and other procedures in *the best interests of each class*, and of the fund as a whole, all but illusory. In short, MFS has here separated the proverbial economically-beneficial wheat from the investor protection chaff aspects of the Rule, while keeping only the "wheat" for its own economic benefit.

CLASS ACTION ALLEGATIONS

87. Plaintiff brings this action as a class action pursuant to Rules 23(a) and 23(b)(3) of the Federal Rules of Civil Procedure on behalf of a class of all persons who, during the Class Period, purchased class A shares in any one or more of the MFS Funds in an aggregate amount totaling less than $50,000 and who paid an A-share load of 5.75%. Excluded from the Class are defendants, officers and directors of defendants and their immediate families, legal representatives, heirs, successors, or assigns, and any entity in which any defendant has or had a controlling interest.

88. The members of the Class are so numerous that joinder of all members would be impracticable. While the exact number of Class members may be determined only by appropriate discovery, plaintiff believes that Class members number in the thousands.

89. Plaintiff's claims are typical of the claims of the members of the Class, as the conduct that gave rise to the claims was identical with respect to each member of the Class. Therefore, all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law as alleged herein.

90. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

91. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members would be impracticable. Because the damages suffered by some of the individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress defendants' misconduct.

92. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. These questions include, but are not limited to, the following:

a) Whether defendants' acts as alleged herein violated the federal securities laws; and

b) Whether plaintiff and the other members of the Class sustained damages and, if so, the appropriate measure thereof.

93. Defendants' omissions described herein were fundamentally deceptive concerning the superiority of class A shares over class B and/or class C shares for investors purchasing in the aggregate less than $50,000, and were material to any reasonable Class member's decision about whether or not to invest in the MFS Funds and which share class to purchase during the Class Period. If defendants had disclosed all material information necessary to make an informed decision, no reasonable investor would ever have purchased class A shares, as opposed to class B or class C shares, in investment amounts totaling under $50,000 during the Class Period.

94. The names and addresses of the record owners and other members of the Class are available from defendants and/or the B/Ds who sold the MFS Fund shares to the Class members.

Notice may be provided to such Class members via first class mail using techniques and a form of notice similar to those customarily used in class actions.

CLAIM FOR RELIEF

For Violations of §10(b) of the Exchange Act and Rule 10b-5

95. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

96. This Count is asserted against both defendants for violations of Section 10(b) of the Exchange Act, 15 U.S.C. §78j(b), and Rule 10b-5, 17 C.F.R. § 240.10b-5, promulgated thereunder.

97. During the Class Period, defendants failed to disclose material facts necessary in order to make statements made in the Fund prospectuses, in light of the circumstances under which they were made, not misleading. Because MFS did not design its load and fee structures such that low cost equates to high account value, it was required, per section C.1.(d) of SEC Form N-1A, to disclose information about the relative account values among the share classes in its Class Period prospectuses. The failure by defendants to disclose this information, as well as information regarding the different compensation arrangements for class A, B and C shares, constitutes material omissions in violation of §10(b) of the Exchange Act.

98. Defendants violated §10(b) of the Exchange Act and Rule 10b-5 in that they: (a) employed devices, schemes, and artifices to defraud; (b) omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or (c) engaged in acts, practices, and a course of business that operated as a fraud or deceit upon the plaintiff and other similarly situated Class members in connection with

their purchases of class A MFS Fund shares in aggregate amounts under $50,000 during the Class Period.

99. Defendants, individually and in concert, directly and indirectly, by the use and means of instrumentalities of interstate commerce and of the mails, engaged and participated in a continuous plan, scheme and course of conduct that was intended to, and did: (a) deceive the investing public, including plaintiff and the Class members, regarding, among other things, (i) the purported superiority of class A MFS Fund shares as a long-term investment, as compared to class B and/or class C shares, for investments in aggregate amounts under $50,000, and (ii) the conflicts of interest that existed between MFS and the Class members during the Class Period; and (b) cause the Class to purchase class A MFS Fund shares in aggregate amounts under $50,000 when class B and/or class C shares would have been their best investment decision for any holding period, thereby causing plaintiff and the Class members to pay unnecessary fees and expenses and realize lower returns on their investments.

100. Defendants are liable for each of the material omissions disseminated to the public through the MFS Fund prospectuses during the Class Period, as set forth herein.

101. Defendants acted with scienter, in that they either had actual knowledge of the material omissions set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose the true facts, even though such facts were available to them. Defendants were directly responsible for each of the material omissions alleged herein.

102. Defendants were motivated to sell class A shares in amounts under $50,000 during the Class Period because they knew, or were reckless in not knowing, that, for most actual holding periods, sales of class A shares were more profitable to MFS than sales of either class B

or class C shares, although class B and/or class C shares were better investments for plaintiff and the Class members for any holding period.

103. Specifically, defendants knew or should have known that, for any holding period and at any rate of return, either class B or class C shares were always the best investment option for investments under $50,000 in one or more of the MFS Funds, and that class A MFS Fund shares were never the best investment option. MFS's omitted to state material facts, necessary in light of its statements regarding the superiority of class A shares as a long-term investment. These material omissions were made knowingly or recklessly and for the purpose and with the effect of concealing the truth.

104. By selling class A MFS Fund shares to plaintiff and the other members of the Class in aggregate amounts under $50,000, defendants reaped excessive profits, while plaintiff and the Class members paid unnecessary fees and realized lower investment returns than had they invested in either class B or class C MFS Fund shares during the Class Period.

105. Plaintiff and the other Class members relied on the incomplete disclosures in the MFS Fund prospectuses that omitted material information as described above when purchasing class A shares in one or more of the MFS Funds in aggregate amounts under $50,000, but were ignorant of the misleading nature of the omissions and the deceptive and manipulative devices employed by MFS during the Class Period.

106. As a result of those deceptive practices, relying directly or indirectly on the incomplete and misleading disclosures that omitted material information from the MFS Fund prospectuses disseminated during the Class Period, plaintiff and the Class members purchased the wrong class of MFS Fund shares and were damaged thereby. Had plaintiff and the Class

known of the material information not disclosed by MFS they would not have purchased class A MFS Fund shares in aggregate amounts under $50,000 during the Class Period.

107. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the Class suffered damages in connection with their purchases of class A shares during the Class Period in the form of decreased returns and lower overall value of their investments.

108. By virtue of the foregoing, defendants are liable for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

PRAYER FOR RELIEF

WHEREFORE, plaintiff, on behalf of herself and the other members of the Class, prays for judgment as follows:

A. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring the plaintiff to be a proper Class representative;

B. Awarding judgment in favor of plaintiff and the other members of the Class and against defendants, jointly and severally, for damages in an amount to be determined by the Court, including compensation for all losses that plaintiff and the Class have suffered and will suffer, a disgorgement of all fees and charges that defendants have wrongfully collected, and prejudgment interest;

C. Permanently enjoining defendants from pursuing the policies, acts and practices complained of herein;

D. Awarding the plaintiff and the Class members their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

E. Awarding the plaintiff and the Class members such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff demands a trial by jury.

DATED: July 28, 2008

Respectfully Submitted,

BARRACK, RODOS & BACINE

By: /s/ Daniel E. Bacine
Daniel E. Bacine
Lisa M. Lamb
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Phone: (215) 963-0600
Fax: (215) 963-0838

Stephen R. Basser
BARRACK, RODOS & BACINE
402 West Broadway, Suite 850
San Diego, CA 92101
Phone: (619) 230-0800
Fax: (619) 230-1874

Andrew S. Friedman
Tonna K. Farrar
BONNETT FAIRBOURN FRIEDMAN & BALINT, P.C.
2901 N. Central Avenue, Suite #1000
Phoenix, AZ 85012
Phone: (602) 274-1100
Fax: (602) 274-1199

Howard D. Finkelstein
Jeffrey R. Krinsk
Mark L. Knutson
FINKELSTEIN & KRINSK, LLP
501 West Broadway, Ste. 1250
San Diego, CA 92101
Phone: (619)-238-1333
Fax: 619-238-5425

Gregory Melick
THE MELICK LAW FIRM, LLC
590 Arborside Lane
Suite 100
Avon Lake, Ohio 44012
Phone: (216) 324-3042

MASSACHUSETTS INVESTORS GROWTH STOCK FUND - 811-00859
MASSACHUSETTS INVESTORS TRUST
MFS AGGRESSIVE GROWTH ALLOCATION FUND
MFS CONSERVATIVE ALLOCATION FUND
MFS CORE EQUITY FUND
MFS CORE GROWTH FUND
MFS EMERGING GROWTH FUND
MFS EMERGING MARKETS EQUITY FUND
MFS GLOBAL EQUITY FUND
MFS GLOBAL GROWTH FUND
MFS GLOBAL TOTAL RETURN FUND
MFS GROWTH ALLOCATION FUND
MFS INTERNATIONAL DIVERSIFICATION FUND
MFS INTERNATIONAL GROWTH FUND
MFS INTERNATIONAL NEW DISCOVERY FUND
MFS INTERNATIONAL VALUE FUND
MFS MID CAP GROWTH FUND
MFS MID CAP VALUE FUND
MFS MODERATE ALLOCATION FUND
MFS NEW DISCOVERY FUND
MFS NEW ENDEAVOR FUND
MFS RESEARCH FUND
MFS RESEARCH INTERNATIONAL FUND
MFS SECTOR ROTATIONAL FUND
MFS STRATEGIC VALUE FUND
MFS TECHNOLOGY FUND
MFS TOTAL RETURN FUND
MFS UNION STANDARD EQUITY FUND
MFS UTILITIES FUND
MFS VALUE FUND

END